
PREMIUM QUALITY
HAND-CRAFTED
BOOZY SORBET
DELIVERING A REVOLUTIONARY ALCOHOL-INFUSED FROZEN DESSERT IN AN UNTAPPED MARKET
Spiked™
BOOZY SORBETS
Spiked
BOOZY SORBETS
STRAWBERRY MARGARITA SORBET
PINA COLADA SORBET
BOURBON BERRY SORBET

INVEST IN **SPIKED ~ SORBET MEETS BOOZE**

Alcohol-infused frozen desserts for an untapped market — innovation made perfect

---

LEAD INVESTOR



Deborah L. Duffey President, Dermazone Solutions, inc.

After over 25 years of working with many start-ups, big pharma, and independent brand owners, I believe there are four key qualities a company must have to achieve success. Innovation. Vision. Expertise. Grit. I invested in Spiked because the company has it all. As part of the product concept and R&D team, I personally witnessed disruptive innovation come to life with NLP Technology. From bench to analytics, to our first pilot production in Vegas with Italcream's founders, father and son, Giovanni and Adrianno. I'm so excited to share Spiked with others. Not just because the B2C and B2B models are so extensive but also because everyone I speak with about Spiked instantly has a vision of how a new moment and memory in their life will include Spiked. A celebration, night out with friends, dinner at home, all to include a fun new experience and twist! Like many of us who look for the just-right investment opportunity, how much de-risking has occurred is critical. Spiked has beta-tested the business models and product for over three years, and is ready to scale into over a billion dollar market, with a team I personally know has the grit and passion to succeed.

Invested $50,000 this round

Learn about Lead Investors

enjoyspiked.com Las Vegas NV

Highlights

1. Huge new product category — US TAM (overall market) estimated at over $1.6 Billion with no dominant player...yet
2. NLP tech for 'freezing alcohol' protects the company with a genuine technology moat, keeping the competition at bay
3. Executive team with extensive experience in the alcohol & ice cream industries, along with a proven track record
4. Board of advisors with experience in business scaling and billions of dollars in exits
5. Exclusive global licensing rights on NLP encapsulation technology (5 active patents)

5. Exclusive global licensing rights on NLP encapsulation technology (5 active patents)

6. 17+ flavors and multiple B2B & B2C revenue channels buffer against market volatility
7. Ability to white-label custom & proprietary cocktail flavors for select clientele
8. A deep understanding of federal- and state-level alcohol regulatory issues

Our Team



Arshia Noori CEO

*Financial and capital markets expertise including 5 years prior experience as an institutional equity research analyst *Vice President at NuVessl Inc., the developer of NLP technology

Creating something truly original is an amazing experience — consumers have been demanding forever to make this product category happen! Nearly 90% of Americans enjoy ice cream or sorbet, and at least half of the adult population enjoys the occasional alcoholic beverage. I care because people deserve a premium quality treat that just delivers.



Enrique Balderas Acting COO & Business Development

*10+ years of experience with alcohol beverage product development, sourcing, and contract negotiation *Over a decade of work in brand consultancy and distilled spirits distribution *Alcohol industry, financial, and company formation expertise



Niels Pearson Acting Chief Regulatory Officer

* Attorney and entrepreneur with prior frozen dessert experience * Expertise in the licensing, permitting, and regulation of alcohol-infused confections at both federal and state levels

Our Story

Spiked is building and defining an *entirely new product category*: alcohol-infused frozen desserts.

We knew we had an amazing idea when a number of years back, Giovanni

Parente, a true 'old world' gentleman and gelato maestro in Las Vegas beamed with genuine joy when he tasted the result of what our patented method for freezing alcohol had created. He had been trying for over a decade to create an alcohol-infused *gelato artigianale* worthy of its Neapolitan roots, but without success. Then he and his heirs met our team. We brought the unique technology, the vision, the distilled spirits & ice cream business experience, and the financial savvy. He brought the tradition of excellence in quality and flavor, having called the creation of our masterpiece, "one of the happiest moments in my life". Together, we've made magic.

Spiked is one of the world's first alcohol-infused, authentic Italian sorbet that delivers on its promises. It hits sorbet with a boozy edge and is so delicious that it keeps drawing you back again and again...and again!

Despite numerous past attempts – by many different people – premium quality, shelf stable, alcohol infused ice cream products remained difficult to achieve. Existing products were of low quality, the booze drained out, the texture felt off, and they were difficult to transport due to the different freezing temperatures of ice cream and alcohol.

Investors will be investing in NuVessl Frozen Desserts Inc (dba Spiked). Spiked is a subsidiary of NuVessl Frozen Desserts Ltd. based in Canada and will have the exclusive, perpetual, and global right to use patents, produce & distribute products using NLP tech.


THE
PROBLEM
DESPITE NUMEROUS ATTEMPTS, PREMIUM QUALITY, SHELF-STABLE, ALCOHOL-INFUSED ICE CREAM PRODUCTS REMAIN DIFFICULT TO ACHIEVE. EXISTING PRODUCTS ARE LOW QUALITY, PERFORM POORLY, AND DIFFICULT TO TRANSPORT DUE TO THE


THE
SOLUTION
EXCEEDS CONSUMER QUALITY AND TASTE EXPECTATIONS


Spiked
BOOZY SORBETS
BOURBON BERRY
SORBET
PINA COLADA
STRAWBERRY MARGARITA
SORBET

SHELF-STABLE FOR 12 MONTHS
WITHOUT ACCELERATED MELTING RATES

SUITABLE FOR TRANSPORTATION
AND STORAGE

PREMIUM PRODUCT QUALITY

Spiked Boozy Sorbets addresses the issues holding back our competitors, all while maintaining the integrity of our premium quality sorbet. This is all made possible because of "NLP" technology.


THE SCIENCE
USING PATENTED TECHNOLOGY, SPIKED ENCAPSULATES DISTILLED SPIRITS USING NANO LIPIDIC PARTICLES "NLP" USING ALL-NATURAL INGREDIENTS PRIOR TO FREEZING.
• USES EXCLUSIVE NANO-LIPIDIC PARTICLES ® ("NLP") NANO-CAPSULES, PROTECTED BY 5 ACTIVE US PATENTS
• CAPSULES DISSOLVE NATURALLY UPON CONTACT WITH THE MOUTH AND THROUGH THE DIGESTIVE PROCESS
• NO GELS, GUMS, BINDERS OR WATERING DOWN... JUST A PREMIUM QUALITY

What is an NLP Liposome?

NLP liposomes are an all natural way to encapsulate active ingredients at the nano scale of sub 200 nm, protecting them for controlled delivery. They are manufactured using proprietary knowledge and are comprised of simple to pronounce – and FDA Generally Recognized as Safe (GRAS) – components of water, ethanol, and lecithin.

Investors will be investing in NuVessl Frozen Desserts Inc (dba Spiked). Spiked is a subsidiary of NuVessl Frozen Desserts Ltd. based in Canada and will have the exclusive, perpetual, and global right to use patents, produce & distribute products using NLP tech.

What problem does NLP solve?

NLP technology makes possible the consistent mixing of distilled spirits with frozen desserts at standard production temperatures, and keeps the finished product frozen & shelf stable at typical storage temperatures (-10°F to -20°F) up to 15% alcohol by volume (ABV). The alcohol stays where it belongs and does not migrate out of the product.

The Biz

We have had early success in our starting markets of Nevada and Southern California. We are now looking forward to growing our brand and the availability of our products, expanding into new locales to bring Spiked to everyone!


THE CUSTOMERS
WANT ALTERNATIVE ALCOHOL, FUN CONSUMPTION
INEXPENSIVE & COMPETITIVE PRICING
HIGH-QUALITY & ONLINE AVAILABILITY
HEAVENLY TASTE
Spiked BOOZY SORBETS
BOURBON BERRY SORBET
Spiked BOOZY SORBETS
STRAWBERRY MARGARITA SORBET
Spiked BOOZY SORBETS
PINA COLADA SORBET
THE RETAILERS
COMPETITIVE PRICING
PROPRIETARY PRODUCT PATENTS
STANDARD HANDLING REQUIREMENTS
SHELF-STABLE

We have also identified the needs of our customers and retail partners, soothing all their pain points to make a product that stays fresh, vendors will want to carry, and consumers will want to enjoy. Because Spiked products just 'deliver as expected', retailers can feel comfortable slotting us into their regular buying cycles and focus on the things they care about, namely, margin and volume. At scale, we forecast Spiked gross product margins of up to 75% (depending on format).


BUSINESS MODEL
THERE EXISTS AN UP-AND-COMING MARKET SEGMENT THAT SELLS LIKE ICE CREAM BUT TRANSACTS FINANCIALLY LIKE ALCOHOL. THIS UNCLAIMED TERRITORY IS GOING TO BE A HUGE LAND GRAB AND WE'RE POSITIONING SPIKED TO MOVE IN AND TAKE IT. IF ANYTHING, WE MAY BE UNDERESTIMATING THE $1.6B SIZE OF THE MARKET GIVEN THAT WE'RE REALLY TALKING ABOUT ADDING A REVENUE WEDGE FROM A WHOLE NEW PRODUCT CATEGORY.
IN ADDITION TO HAVING OUR FEDERAL TTB LIQUOR PERMIT IN PLACE, SPIKED IS ALSO CLASSIFIED AS AN ALCOHOL CONFECTION, ALLOWING IT TO BE DISTRIBUTED LIKE A FOOD PRODUCT THROUGHOUT MANY US MARKETS.
NOTE: OUR PRODUCTS ARE RETAILED TO ADULTS 21+ JUST LIKE WITH ALCOHOL BEVERAGES, NO EXCEPTIONS.


SHOULD WE ACHIEVE OUR FUNDRAISING GOALS, WE ANTICIPATE SPIKED TO BE A CASH FLOW POSITIVE BUSINESS WITHIN 3 YEARS AND THE EBITDA MARGIN PUSHES OVER 15% AS WE MATURE, LEADING TO A 2026 EBITDA FORECAST OF OVER $20M.

Forward looking projections are subject to various assumptions and cannot be guaranteed. Investors should read the forward-looking disclaimer disclosure.

- Initially targeted business-to-business (B2B) sales channels include bars & restaurants as well as ice cream kiosks & scoop shops. **Anticipated growth channels** add business-to-consumer (B2C) optionality and include outdoor events & festivals (B2B/B2C), sports/concert arena concessions (B2C), specialist grocery & convenience stores (B2B), and online direct-to-consumer (DTC) sales.
- With multiple prospective revenue channels to develop – including domestic B2B wholesale & B2C/DTC retail sales, white-labeling for existing brands, international growth, and sub-licensing opportunities for exclusive NLP nano-encapsulation technology – there are **numerous paths forward to achieve market penetration, scale, and cashflow positivity**. This is a big plus in an ever-volatile economy.
- Currently more than 17 cocktail-inspired flavors will adapt to seasonal trends and consumer preferences. NLP technology combined with authentic Italian quality allow for the **creation of exclusive custom flavors for select business clientele**.
- Our **profitability buildout is based on robust business modeling** stemming from the current $1 million equity crowdfunding and a subsequent $10 million round anticipated for later next year.


THE METRICS
PROJECTED NUMBER OF SERVINGS SOLD IN FOOD INDUSTRY
1,600
324,290
2,890,575
7,961,512
14,815,600
PROJECTED UNIT WEBSITE SALES
294
8,668
37,245
120,926
428,094


2022 2023 2024 2025 2026
2022 2023 2024 2025 2026
Spiked
BOOZY SORBETS
BOURBON BERRY
SORBET
PROJECTED REVENUE
$18,000
$1,275,000
$8,900,000
$28,000,000
$70,000,000
2022 2023 2024 2025 2026
PROJECTED EBITDA
-$620,000
-$1,100,000
-$1,700,000
$3,300,000
$21,000,000
2022 2023 2024 2025 2026

Forward looking projections are subject to various assumptions and cannot be guaranteed. Investors should read the forward-looking disclaimer disclosure. Assumes $1MM in capital investment through crowdfunding and subsequent $10MM round in 2023.


FUTURE
GROWTH
136 MILLION
56% OF US ADULTS ENJOY ALCOHOL AT LEAST MONTHLY
291 MILLION
88% OF US ADULTS CONSUME ICE CREAM + SORBET
259%
YOY ONLINE ALCOHOL SALES GROWTH FROM 2019-2021
$1.6 BILLION
TOTAL ADDRESSABLE US MARKET

Sources: Ice Cream Production in the US, IBISWorld, July 2020; 2019 National Survey of Drug Use and Health, U.S. Department of Health & Human Services; Consumption of ice cream and sherbet in the U.S. 2019, Statista

The future is bright in this space! All the traditional categories Spiked fits into are growing: alcohol novelties, ice cream and sorbet, online sales, and frozen dessert novelties. Nevertheless, Spiked is building and defining an *entirely new product category*: alcohol-infused frozen desserts.


MARKETING
STRATEGY
DIGITAL MARKETING
GUERRILLA MARKETING
PAID MEDIA
SEARCH ENGINE OPTIMIZATION
INFLUENCER MARKETING
THE Hollywood REPORTER
IN 2023, SPIKED WILL INITIATE AN ALL-ENCOMPASSING BRAND CAMPAIGN, FOCUSED ON LARGE U.S. CITIES AND AT MAJOR EVENTS WORKED WITH INDELIBLE, A PREMIER MARKETING ADVISORY FIRM. MARKETING WILL BE AIMED AT DRAWING TRAFFIC TO SPIKED'S E-COMMERCE SITE.


SPIKED
PARTNERS
indelible.
MARKETING + BRAND PARTNER
ENGAGED WITH INDELIBLE, A CONSUMER PACKAGED GOODS (CPG) ACCELERATOR, TO MANAGE OUR MARKETING CAMPAIGNS
italcream
Artisan Gelato
CONTRACT MANUFACTURING + SUPPLY PARTNERS
PRODUCTION FACILITIES IN LAS VEGAS ALLOWS FOR CONSISTENT, HIGH-QUALITY PRODUCT WITH ABILITY TO INCREASE PRODUCTION VOLUMES
Spiked
BOOZY SORBETS
STRAWBERRY MARGARITA
SORBET
Spiked
BOOZY SORBETS
PINA COLADA
SORBET

About Italcream

- **Italcream** is a leading producer of artisan gelatos and sorbettos for Las Vegas casinos, restaurants, and gelato shops since 1980

About Indelible

- A premier marketing firm specifically focused on the efficient commercialization of early-stage consumer packaged goods brands

- Specialized in driving adoption & loyalty in new, contentious, and disrupted categories

- Successful track record for launching new brands & products for Fortune 500 companies like Canopy Growth, Samsonite, and Nike

Market Tactics

- Experiential marketing, paid digital media/influencers, and search engine optimization (SEO)
- Will concurrently enter key U.S. retail distribution channels


TARGET CUSTOMERS
• ADULT BEVERAGE CONSUMERS
• VALIDATED AGES 21-39 AS AN INITIAL CORE AUDIENCE
• FEMALE SKEWING
• INTERESTED IN SMALL INDULGENCES & TREATING THEMSELVES
CURRENT WAITLIST OF 4000 CUSTOMERS
AS SEEN IN:
wework
Happiest Ours
Sticks & Shakes
Aliante
CASINO + HOTEL + SPA




MARKETING CHANNELS
RESTAURANT + FOODSERVICE BUSINESS
CUSTOMER
Spiked™
BOOZY SORBETS
WEBSITE
3RD PARTY LOGISTICS
B2C
FOCUS CHANNEL
E-COMMERCE
CUSTOMER
B2B
ORGANIC CHANNEL
RESTAURANT +FOODSERVICE

Our amazing team...


Spiked™ BOOZY SORBETS EXECUTIVE TEAM
Arshia Noori
CEO + CFO
Financial and capital markets expertise with prior experience as an Equity Research Analyst for ~5 years
Vice President at NuVessl Inc., the developer of NLP technology
Enrique Balderas
COO + BIZ DEV
9+ years experience with alcohol and non-alcohol beverage product development, sourcing, cost analysis and contract negotiation
Niels Pearson
CHIEF REGULATORY OFFICER
Attorney and entrepreneur
Expertise in the licensing and regulation of alcohol-infused frozen confections


ADVISORY BOARD


MARK KALOW
MANAGING DIRECTOR AT SOQUEL GROUP, MULTIPLE BOARDS MEMBER, SIGNIFICANT INTELLECTUAL PROPERTY AND VENTURE CAPITAL EXPERTISE
ERIC HOBSON
OVER 40 YEARS OF EXPERIENCE AS AN ENTREPRENEUR, SENIOR EXECUTIVE AND DIRECTOR, CO-FOUNDER AND PRESIDENT OF METRONET COMMUNICATIONS. A CANADIAN COMPANY (SOLD TO AT&T FOR $2.4 BILLION), AND NORTHRIDGE PETROLEUM MARKETING, A NORTH AMERICAN ENERGY TRADING COMPANY (ANNUAL REVENUES OF $3.8 BILLION AT TIME OF SALE).
NATHAN MACBEY
CO-CEO AT NUVESSL INC, EXTENSIVE BUSINESS DEVELOPMENT EXPERIENCE, FOUNDER OF NUMEROUS PUBLIC AND PRIVATE ENERGY BUSINESSES COLLECTIVELY VALUED AT OVER $3 BILLION


ADVISORY
BOARD
ROBERT MCKENZIE
OVER 35 YEARS OF EXPERIENCE IN FOUNDING, BUILDING, OPERATING, AND ADVISING HIGH GROWTH COMPANIES. IPOS AND EXITS VIA MERGER OR SALE IN MULTIPLE INDUSTRIES: ENERGY TRADING & MARKETING (SOLD TO TC ENERGY, FORMERLY TRANSCANADA PIPELINES), TELECOMMUNICATIONS (IPO AND SALE TO AT&T FOR $2.4 BILLION), TECHNOLOGY, OIL AND GAS EXPLORATION, FINANCE, AND REAL ESTATE
PHILIPPE SANCHEZ
SEASONED, HIGH-IMPACT EXECUTIVE WITH A TRACK RECORD OF PROFITABLY SCALING LIFESTYLE AND RETAIL COMPANIES, BUILT HIS INTERNATIONAL CAREER WORKING WITH WORLD-CLASS BRANDS SUCH AS STARBUCKS, NIKE, DISNEY AND GETTY IMAGES
JASON ZABINSKY
FORMER INVESTMENT BANKER; HELPED RAISE OVER $3.8 BILLION IN EQUITY FINANCE ADVISOR ON MULTIPLE CORPORATE FINANCE TRANSACTIONS TOTALING OVER $10 BILLION. FOUNDER AND CFO OF THREE ENERGY BUSINESSES COLLECTIVELY SOLD FOR MORE THAN $3.5 BILLION. MULTIPLE BOARDS MEMBER OF PRIVATE ENTITIES IN THE PHARMACARE, ENTERTAINMENT, ENERGY, CPG AND TECHNOLOGY INDUSTRIES.

What we have before us is the unclaimed territory of an up-and-coming market segment that is going to be huge, and we believe Spiked is *the* company being built to fill this whitespace. Our business is now at an inflection point for massive growth. Own a piece today and help bring Spiked to the masses!


SPIKED
SUMMARY
Spiked


FOOD CONFECTION
RETAILED LIKE SPIRITS BUT DISTRIBUTED LIKE FOOD PRODUCT HANDLING REQUIREMENTS IDENTICAL TO TRADITIONAL ICE CREAM TRANSPORTED USING TRADITIONAL FROZEN FOOD LOGISTICS
BOURBON BERRY
SORBET
PREMIUM QUALITY, SHELF-STABLE PRODUCT
IRRESISTIBLE TASTE - LOW CALORIE, VEGAN, GLUTEN & DAIRY-FREE, 5-12% ABV SHELF LIFE OF 12 MONTHS
KEY EXECUTION PARTNERS IN PLACE
COMPREHENSIVE BRAND ROLLOUT PLANNED WITH BACKING OF A LEADING MARKETING ADVISORY FIRM, 3RD PARTY CONTRACT MANUFACTURING AND LOGISTICS ALLOW FOR RAPID SCALABILITY
SALES VALIDATED PRODUCT
VALIDATED BY PILOT; CURRENTLY SELLING AT SELECT RETAILERS AND ON E-COMMERCE SITE STRONG PRODUCT MOAT; SIGNIFICANTLY AHEAD OF THE NEAREST COMPETITION
REVOLUTIONARY TECHNOLOGY
PATENTED ENCAPSULATION TECHNOLOGY ENABLES LONG-LASTING, TRUE, FLAVOR PROFILE WITHOUT ACCELERATED MELTING RATES

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